EXHIBIT 21

Subsidiaries of Registrant
Name & Address	Year & State Inc.
Home Federal Savings Bank 1016 Civic Center Drive NW Rochester, MN 55901	1934 Federal Charter
Osterud Insurance Agency, Inc. DBA Home Federal Investment Svcs. 1016 Civic Center Drive NW Rochester, MN 55901	1983 MN

HFSB Property Holdings, LLC 1016 Civic Center Drive NW Rochester, MN 55901	2013 MN